FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION STATEMENT NO. 333-207740

RESOURCE APARTMENT REIT III, INC.
SUPPLEMENT NO. 2 DATED DECEMBER 13, 2018
TO THE PROSPECTUS DATED NOVEMBER 29, 2018

This document supplements, and should be read in conjunction with, the prospectus of Resource Apartment REIT III, Inc. dated November 29, 2018, as supplemented by Supplement No. 1 dated November 29, 2018. As used herein, the terms “we,” “our” and “us” refer to Resource Apartment REIT III, Inc. and, as required by context, Resource Apartment OP III, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	our entry into an agreement to purchase an apartment community located in Arlington, Texas.

Probable Real Estate Investment

On December 11, 2018, we entered into an agreement to purchase an apartment community located in Arlington, Texas (the “Texas Property”) from an unaffiliated seller. The Texas Property is an apartment community with 248 units and amenities, including a swimming pool, clubhouse, and a fitness center. The contract purchase price for the Texas Property is $25.85 million, excluding closing costs.

Pursuant to the agreement, we are obligated to make an earnest money deposit of $700,000. We will be obligated to purchase the Texas Property only after satisfaction of agreed upon closing conditions. We intend to fund the purchase of the Texas Property with proceeds from this offering and debt proceeds. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit up to $700,000 of earnest money.

The Texas Property encompasses 189,960 rentable square feet. The Texas Property was constructed in 1986 and is currently 94.4% leased. The average occupancy rate of the Texas Property, calculated using financial information provided by the seller, for the past five years was as follows:

Year	Occupancy Rate
2017	95.6%
2016	96.8%
2015	96.4%
2014	(a)
2013	(a)

(a)    The seller was unable to provide average occupancy rates for 2014 and 2013

The average effective monthly rental rate per unit, calculated as the monthly contractual base rental income, net of free rent, divided by the average units leased, calculated using financial information provided by the seller, for each of the past five years was as follows:

Year	Effective Monthly Rent
2017	$977
2016	$906
2015	$833
2014	(b)
2013	(b)

(b)    The seller was unable to provide average effective rental rate per unit for 2014 and 2013

We believe that the Texas Property is suitable for its intended purpose and adequately insured; however, we intend to make certain renovations to the unit interiors of the Texas Property.